October 31, 2023

Via Edgar Transmission

Mr. Thomas Jones

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd Amendment No. 3 to Registration Statement on Form F-1 Filed October 20, 2023 File No. 333-271502

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 26, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on Form F-1 filed October 20, 2023

General

1.	We note your response to prior comment 1 and we reissue the comment. Please amend to provide the information summarized and requested in the prior comment.

Response: We respectfully advise the Staff that we have updated the disclosure appearing on the cover page, Summary and Risk Factor sections to restore relevant risk disclosures in relation to legal and operational risks associated with operating in China and PRC regulations.

Dilution, page 44

2.	Your revised disclosures in response to prior comment 2 indicate that your intangible assets include deferred IPO costs, right-of-use assets and deferred tax assets and are therefore excluded from net tangible book value. It appears as though your net tangible book value as currently presented does not exclude your right-of-use assets of RMB712,011. Please revise.

Response: We respectfully advise the Staff that we have revised the disclosures on page 44

3.	In a related matter, your current presentation lists your net tangible book value in USD with the $, however, your calculated value is actually from your March 31, 2023 balance sheet in RMB. In addition, your net tangible book value per share is presented according to the USD figures. Please revise to present your net tangible book value in U.S. Dollars to align with your net tangible book value per share.

Response: We respectfully advise the Staff that we have revised the disclosures on page 44

Compensation of Directors and Executive Officers, page 93

4.	Please update the disclosure in this section to include compensation information for the most recently completed fiscal year.

Response: We respectfully advise the Staff that we have updated the compensation disclosure on page 93 for the fiscal year ended September 30, 2023.

Financial Statements, page F-1

5.	We note this registration statement is your initial public offering. In this regard, your audited financial statements must be no more than 12 months old at the time of filing and upon the effectiveness of the registration statement unless you are able to represent the you are not required to comply with the 12 month requirement in any other jurisdiction outside the United States and that complying with the 12 month requirement is impracticable or involves undue hardship in which case the last year of audited financial statements may not be older than 15 months at the time of offering. If applicable, your representation should be filed as an exhibit to the registration statements. Refer to the Instructions to Item 8.A.4 of Form 20-F.

Response: We respectfully advise the Staff that we have included with the registration statement a request for waiver filed as exhibit 99.6.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com